SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.3)*

                               ShopKo Stores, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    824911101
                                 (CUSIP Number)

                            Stephen M. Schultz, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 10, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  600,240

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  600,240

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  600,240

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.99%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  900,360

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  900,360

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  900,360

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.98%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  900,360

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  900,360

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  900,360

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.98%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $.01 par value (the "Common Stock"), of ShopKo Stores, Inc. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors, Inc. ("EICA")(collectively, the "Reporting Persons") as of October 10, 2005 and amends and supplements the
Schedule 13D filed on September 6, 2005, as amended (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Elliott Working Capital                     $14,662,822

Elliott International Working Capital       $22,137,788


ITEM 4.  Purpose of Transaction.

     Each of Elliott and Elliott International originally acquired the Common Stock beneficially owned by them in the ordinary course of their purchasing, selling and trading in securities. EICA has acted as investment manager to Elliott International in connection with Elliott International's acquisition of beneficial ownership of Common Stock. However, on September 30, 2005, Elliott Management Corporation, a Delaware corporation that provides services to the Reporting Persons ("EMC"), agreed with Sun Capital Partners Group IV, Inc. ("Sun Capital"), Developers Diversified Realty Corporation ("DDRC") and Lubert-Adler Partners and Klaff Realty ("LAP") to jointly send a letter (the "September 30th Letter") to the Special Committee of the Board of Directors of the Issuer stating their desire to acquire the Issuer (the "Proposal"). A copy of the letter was previously filed as an attachment to this Schedule 13D as Exhibit C.

     On October 4, 2005, the Issuer filed an 8-K with the Securities and Exchange Commission, which included a letter from Goldner Hawn Johnson & Morrison Incorporated dated October 2, 2005 (the "Goldner Hawn Letter"). The Goldner Hawn Letter discussed the Proposal. Also on October 4, 2005, EMC, Sun Capital, DDRC and LAP together sent a letter (the "October 4th Letter") to the Special Committee of the Issuer's Board of Directors supplementing the information concerning the Proposal contained in the September 30th Letter. A copy of the October 4th Letter was previously filed as an attachment to this
Schedule 13D as Exhibit D. On October 8, 2005, EMC, Sun Capital, DDRC and LAP together sent a letter (the "October 8th Letter") to the Special Committee of the Issuer's Board of Directors providing the Special Committee with an update of their progress with respect to the Proposal. A copy of the October 8th Letter is attached hereto as Exhibit E.

     As previously disclosed, Issuer has a provision in its Articles of Incorporation that may require a supermajority (75%) vote in connection with certain business combination transactions, where one of the parties to the transaction is a direct or indirect beneficial owner of 5% or more of Issuer's Common Stock. In order to avoid the potential application of that provision to the Proposal to acquire the Issuer, Elliott and Elliott International have sold a portion of the shares of Common Stock they own, to get below the 5% threshold. This will enable the Proposal to be considered for approval by the shareholders of Issuer on the same voting terms (simple majority) as is the case for the transaction in the pending merger agreement.

     Elliott and Elliott International reserve the right to contact or meet with the Issuer's management or Board of Directors concerning their Proposal with Sun Capital, DDRC and LAP to acquire the Issuer, and/or to discuss any other plan or proposal Elliott and Elliott International may have regarding the Issuer or its securities.

ITEM 5.  Interest in Securities of the Issuer.

     (a) Elliott beneficially owns 600,240 shares of Common Stock, constituting 1.99% of all of the outstanding shares of Common Stock.

     Elliott International and EICA beneficially own an aggregate of 900,360 shares of Common Stock, constituting 2.98% of all of the outstanding shares of Common Stock.

     Collectively, Elliott, Elliott International and EICA beneficially own 1,500,600 shares of Common Stock constituting 4.96% of all of the outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                           Approx. Price per
                        Amount of Shs.     Share (excl. of
Date        Security    Bought (Sold)      commissions)

10/06/05    Common      (2,000)               $26.03
10/06/05    Common      (22,520)              $25.95
10/07/05    Common      (4,200)               $25.85
10/07/05    Common      (13,680)              $25.89
10/07/05    Common      (21,440)              $25.82
10/10/05    Common      (25,920)              $25.69
10/10/05    Common      (800)                 $25.98
10/10/05    Common      (13,800)              $25.90

     The following transactions were effected by Elliott International during the past sixty (60) days:

                                           Approx. Price per
                        Amount of Shs.     Share (excl. of
Date        Security    Bought (Sold)      commissions)

10/06/05    Common      (3,000)               $26.03
10/06/05    Common      (33,780)              $25.95
10/07/05    Common      (6,300)               $25.85
10/07/05    Common      (20,520)              $25.89
10/07/05    Common      (32,160)              $25.82
10/10/05    Common      (38,880)              $25.69
10/10/05    Common      (1,200)               $25.98
10/10/05    Common      (20,700)              $25.90

     No other transaction other than what has previously been publicly reported in this Schedule 13D has been effected by the Reporting Persons. All of the above transactions were effected on the New York Stock Exchange.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

     (e) On October 10, 2005, the Reporting Persons ceased to be the beneficial owners of 5% of the outstanding Common Stock.

ITEM 7.  Material to be Filed as Exhibits.

     Exhibit A - Joint Filing Agreement (previously filed)

     Exhibit B - Letter to the Board of Directors of the Issuer dated September 6, 2005 (previously filed)

     Exhibit C - Letter to the Special Committee of the Board of Directors of the Issuer dated September 30, 2005 sent by EMC, Sun Capital, DDRC and LAP (previously filed)

     Exhibit D - Letter to the Special Committee of the Board of Directors of the Issuer dated October 4, 2005 sent by EMC, Sun Capital, DDRC and LAP (previously filed)

     Exhibit E - Letter to the Special Committee of the Board of Directors of the Issuer dated October 8, 2005 sent by EMC, Sun Capital, DDRC and LAP

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  October 10, 2005

        ELLIOTT ASSOCIATES, L.P.
        By: Elliott Capital Advisors, L.P., as General Partner
              By: Braxton Associates, Inc., as General Partner


                   By: /s/ Elliot Greenberg
                       --------------------
                           Elliot Greenberg
                           Vice President


        ELLIOTT INTERNATIONAL, L.P.
        By: Elliott International Capital Advisors Inc.,
                           as Attorney-in-Fact


                   By: /s/ Elliot Greenberg
                       --------------------
                           Elliot Greenberg
                           Vice President


        ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


        By: /s/ Elliot Greenberg
            --------------------
                Elliot Greenberg
                Vice President

                                    EXHIBIT E


October 8, 2005


Special Committee of
  The Board of Directors
c/o Mr. John Turner, Chairman
ShopKo Stores, Inc.
700 Pilgrim Way
Green Bay, Wisconsin  54304

Dear Mr. Turner:

We want to provide an update on our due diligence work regarding ShopKo. We would like to begin by complimenting the Company's management for the highly informative management presentation that we attended on Friday and for accompanying us on several productive store visits. We are exceptionally impressed with management and are looking forward to continuing to work with the team at ShopKo. What we have learned to date has confirmed our preliminary views on the potential of ShopKo, the opportunities to implement significant improvements to the business and our valuation.

We have been on-site in Green Bay at the Company's headquarters for three days and expect to work through the weekend and next week with the helpful cooperation of the dedicated employees of ShopKo. We have made great progress over the last several days, due in no small part to the cooperation and hard work we have received from the Company's management and employees. As you may know, we have retained accounting, legal, human resource, insurance, real estate, inventory appraisal and environmental advisors. We have committed significant resources to our due diligence effort, including dedicating approximately 20 professionals from our firms and our advisors on-site at the Company as well as many more working off-site with the information provided to us. We are pleased to report that we are on track to complete our due diligence within the time frame mentioned in our letter of September 30, 2005.

As you know, we have already provided to you a draft merger agreement that, as promised, is without material deviation from the "Badger" agreement save for two significant exceptions: our agreement contains the higher price of $26.50 and contains no financing contingency. We are prepared to discuss any concerns that you may have with our draft of the merger agreement at your earliest convenience. We, our advisors and our counsel are prepared to work day and night to complete our diligence and to work with the Company, the Special Committee and your counsel to deliver a transaction that provides significantly greater value to ShopKo's shareholders.

On a final note, we understand that there are unfortunate and inaccurate market rumors surrounding the sale by Elliott Associates, L.P. and its sister fund Elliott International, L.P. ("Elliott") of a portion of its shares in the Company. We want to confirm again that Elliott firmly supports this transaction and intends to be a co-investor in ShopKo. The sale of shares by Elliott is actually evidence of their strong commitment to the transaction in that Elliott is selling a portion of its shares for the sole purpose of dropping below the 5% threshold so that our transaction does not trigger the supermajority vote requirements contained in the Company's Articles of Incorporation. Once Elliott drops its ownership of the Company below the 5% threshold, Elliott intends to hold its position through the completion of the merger by our group. Despite the sale of these shares, the fact the Company's stock continues to trade above the "Badger" offer is evidence of the market's faith in our proposal.

Once again, we want to thank you and management for all of the cooperation we have received and for the hard work of the employees of ShopKo. We look forward to the successful completion of the transaction and to working with the management of ShopKo to realize the full potential of the Company.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Should you have any questions or comments regarding our proposal, our comments to the merger agreement or any other aspects of the transaction, please feel free to contact Marc Leder or Rodger Krouse, Co-Chief Executive Officers of Sun Capital, at 561-394-0550, or Gary Talarico, Managing Director of Sun Capital, at 212-588-9953.

Very truly yours,


Sun Capital Partners Group IV, Inc.


By: /s/ Gary Talarico
    -----------------
        Gary Talarico
        Managing Director

Developers Diversified Realty Corporation


By: /s/ Joan U. Allgood
    -------------------
        Joan U. Allgood
        Executive Vice President

Lubert-Adler Partners


By: /s/ Jared Prushansky
    --------------------
        Jared Prushansky
        Vice Presidentl

Elliott Management Corporation


By: /s/ Ivan Krsticevic
    -------------------
        Ivan Krsticevic
        Portfolio Manager


cc: Perry Hall